King & Spalding LLP
1100 Louisiana Street, Suite 4000
Houston, Texas 77002-5213
www.kslaw.com

James H. Wilson
Direct Dial: (713) 751-3207
Direct Fax: (713) 751-3290
jhwilson@kslaw.com
April 26, 2007
VIA EDGAR AND HAND DELIVERY
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, NE
Washington, D.C. 20549-7010
Attention: Mr. H. Roger Schwall

Re:	Newfield Exploration Company (“Newfield”)
 Form 10-K for Fiscal Year Ended December 31, 2005
      Filed March 3, 2006 (the “2005 Form 10-K”)
 Form 10-K for Fiscal Year Ended December 31, 2006
      Filed March 1, 2007 (the “2006 Form 10-K”)
 File No. 1-12534
 Supplemental Reponses dated January 16, 2007,
February 2, 2007 and February 16, 2007
Ladies and Gentlemen:
     This letter is being furnished to you on behalf of our client, Newfield. Set forth below are the responses of Newfield to your comments with respect to the above referenced filings set forth in a letter dated March 30, 2007. For your convenience, we have repeated each of the comments set forth in the letter and followed each comment with Newfield’s response. Newfield is providing to you supplementally its proposed changes to the 2006 Form 10-K in response to your comments. Newfield will file an amendment to the 2006 Form 10-K upon resolution of your comments.

United States Securities and Exchange Commission

April 26, 2007
February 16, 2007 Supplemental Response
1.	Please file electronically your February 16, 2007 supplemental response.

Response: Newfield electronically filed the supplemental response on April 9, 2007.
Form 10-K for the Fiscal Year Ended December 31, 2006
Proved Reserves and Future Net Cash Flows, page 11
2.	We note your statement, “As a requirement of our credit facility, independent reserve engineers prepare separate reserve reports with respect to properties holding at least 70% of the present value of our proved reserves. At December 31, 2006, the independent reserve engineers’ reports covered properties representing 83% of our proved reserves and 87% of the present value. For such properties, the reserves reported by the independent reserve engineers were within 3% of the reserves we reported.” Please amend this to include:
a)	Whether the third party engineers’ proved reserve estimates conform to the criteria of Rule 4-10(a)(2)(3)(4) of Regulation S-X;

b)	The extent to which the engineers verified the accuracy of oil and gas production data, historical cost figures for operation and development, year-end product prices and validity of proved undeveloped location spacing; and

c)	The range of percentage variance with corresponding quantities — between the reserve estimates you prepared and those prepared by the third party engineering firms.
Response: Because the third party engineers’ estimates conform to the requirements of Regulation S-X and are prepared in accordance with standard industry practice, Newfield does not believe further disclosure is necessary. In addition, Newfield does not believe the disclosure is sufficiently material to merit the expanded disclosure that you suggest. However, Newfield agrees that it will not make references to any of its third party engineers in future filings.
3.	We note the difference between your 2005 Mid-Continent proved reserve estimates and those of your third party engineers. Please explain to us:
a)	The reasons for these differences;
Response: The difference between Newfield’s proved reserve estimates and those of the third party engineers is primarily attributable to wells in the Stiles Ranch Field. During 2005, a significant number of new wells were drilled in this field. Newfield’s engineers believed that projecting early time production performance based upon existing wells with longer performance

United States Securities and Exchange Commission

April 26, 2007
as analogies demonstrated with reasonable certainty their proved reserve estimates. The third party engineers had less confidence in these projections and recorded a greater portion of the reserves associated with these wells as probable. Subsequently, the performance of these wells has supported Newfield’s production projections and for year-end 2006 the third party engineers moved a significant portion of probable reserves associated with these wells to proved reserves. As a result, the variance from the third party engineers’ estimates in this field has decreased from 27% for 2005 to 11% for 2006.
b)	The reasons for the relatively lower portion of your Mid-Continent proved reserves that were estimated by the third party engineers;

Response: As noted in Newfield’s response to your Comment 8(d) in its letter dated January 16, 2007, the properties selected for evaluation generally are those that comprise the largest percentage of the present value of Newfield’s proved reserves. Newfield’s Mid-Continent properties generally have a lower concentration of present value.

c)	Whether your internal controls over reserve estimating are centrally applied, i.e. by headquarters; and

Response: Newfield’s internal controls over reserve estimating are centrally applied by headquarters.

d)	How you reconcile major differences between your proved reserve estimates and those of your third party engineers. Address whether you adopt the estimates of the third party engineer.

Response: Newfield discusses with its third party engineers the major differences between its proved reserve estimates and those of the third party engineers. Each party considers any new information presented in these discussions and adjusts their estimates to the extent they deem appropriate. Newfield does not adopt its third party engineers’ work.
Supplementary Financial Information Supplementary Oil And Gas Disclosures — Unaudited, Page 91
4.	The development costs incurred (less asset retirement costs) here are less than the line item for “Development costs incurred during the period” in the reconciliation of the standardized measure on pages 93 and 94. Please explain this difference to us and amend your document if it is appropriate.

Response: The development costs incurred (less asset retirement costs) are less than the amounts set forth under “Development costs incurred during the period” in the

United States Securities and Exchange Commission

April 26, 2007
reconciliation of the standardized measure because Newfield inadvertently categorized some of the development well totals on page 12 of the 2006 Form 10-K as exploration wells, which impacts the associated development costs. Newfield is providing to you supplementally its proposed revisions to pages 12, 13 and 91 of the 2006 Form 10-K.
Estimated Net Quantities of Proved Oil and Gas Reserves, page 93
5.	We note that:
a)	The compound annual growth rates from 2003 through 2006 for your proved undeveloped reserves and your historical production appear to be 65% and 3%, respectively;

b)	From 2003 through 2006, it appears that your incurred development costs have averaged 19% of the total estimated development costs in the prior year’s standardized measure;

c)	Your projected 2006 development capital was $441 million, while your disclosed 2006 expenditures for development was $262 million.

The continuation of these trends could result in significant delays to the monetization of your booked PUD reserves. With a view toward possible disclosure, please tell us your strategy to ensure this monetization.
Response: At the end of 2003, Newfield’s proved undeveloped reserves were located almost exclusively in the Gulf of Mexico. By the end of 2006, Newfield had completed the $575 million acquisition of Inland Resources, which has substantial proved developed and proved undeveloped reserves in Utah, had made two deepwater discoveries in the Gulf of Mexico and a discovery offshore in the Southern Gas Basin of the North Sea that are currently being developed and had been actively drilling in its Woodford Shale play in the Arkoma Basin for more than two years, resulting in significant proved developed and proved undeveloped reserves in that play. Additionally, during this time, Newfield’s total production growth was limited by the impact of Hurricanes Katrina and Rita on both Newfield and third party assets.
In light of Newfield’s response to Comment 4 above, 2006 development capital was $540 million compared to a projected amount of $441 million.
Each proved undeveloped location is reviewed regularly to assure that capital is committed for its development.
6.	Your response 7a) indicates that the PUD reserves booked in prior years comprise a material portion of your proved reserves. Please tell us the procedures you have in place

United States Securities and Exchange Commission

April 26, 2007
to ensure that your inventory of booked PUD locations is updated for development drilling activity and to ensure that all your booked PUD locations conform to current spacing and drilling rules.

Response: Proved reserve estimates are updated based on capital activity and observed well and field performance. Proved undeveloped locations that have been converted to proved developed locations are one component of the update. Additionally, if a proved undeveloped location is established as the result of a drilled well, that proved undeveloped location is added to the inventory and reserve update report. Spacing and field rules are examined in the process of evaluating each such location and Newfield monitors regulatory actions for changes in spacing and field rules. Newfield consults with third party engineers on the interpretation of SEC staff bulletins, the practices of other registrants and position statements that may impact proved reserve reporting.

7.	Your response 7f) to our December 28, 2006 comments appears to indicate that your 2005 realized unit development cost is almost twice the figures in your year end 2005 and 2006 standardized measure. Please explain to us the reasons for these differences. Address the procedures you have in place to ensure that estimated capital and operating costs for PUD properties booked in prior years are updated to year-end values.

Response: Newfield’s response to comment 7f) of your December 28, 2006 comments specifically addressed only “reserve estimates for all PUD locations booked at year-end 2004 that were drilled in 2005.” These wells had aggregate reserves of 70,140 MMcfe as of that date. The development costs for 2005 from the supplemental financial information table on page 89 of the 2005 Form 10-K include capital costs associated with proved developed producing, proved developed non-producing and proved undeveloped reserves. Likewise, the capital costs in the standardized measure on page 95 of the 2006 Form 10-K include capital costs associated with proved developed producing, proved developed non-producing and proved undeveloped reserves over the remaining life of the reserves.

By way of example, the starkest contrast for “matching purposes” that gives rise to the difference you identified is Newfield’s 2005 activities in the Gulf of Mexico — both on the shelf and in deepwater. In 2005, Newfield drilled no PUD locations that were on the books as of December 31, 2004. However, included in the development costs incurred in 2005 are $107 million (which includes $38 million of asset retirement costs recorded in accordance with SFAS No. 143) of costs principally associated with the construction of platforms and pipelines for wells drilled before January 1, 2005, the properties being proved undeveloped at December 31, 2004.

Prior to the year-end reserve process, actual capital and operating costs are reviewed by the appropriate Newfield personnel. Production, drilling and reservoir engineers provide or are provided the updated cost estimates to be utilized in the year-end reserve report.

United States Securities and Exchange Commission

April 26, 2007
8.	We note several of your Monument Butte units have proved developed reserves attributed to patterns that have not responded to water injection. In the case of fully installed secondary/tertiary projects, we have stated “...response must be seen from the full project before all the proved developed reserves estimated can be assigned. If a project is not following original forecasts, proved developed reserves can only be assigned to the extent actually supported by the current performance. An important point here is that attribution of incremental proved developed reserves from the application of improved recovery techniques requires the installation of facilities and a production increase.” (You may access this at our website, http://www.sec.gov/divisions/corpfin/guidance/cfactfaq.htm#P279_57537.) Please amend your document to include as proved developed reserves only those volumes that conform to this requirement.

Response: The units identified in Newfield’s responses to Comments 7(c) and 7(d) in its letter dated February 16, 2007, are part of the over 100,000 acre Monument Butte Field, recognized as one field by the State of Utah and the Minerals Management Service. The field had a history of development by a number of operators until Inland Resources, which was acquired by Newfield in 2004, consolidated most of those interests. Today, Newfield operates more than 95% of total production from the Monument Butte Field.

Secondary recovery waterflooding activities have been underway in the field since the late 1980s. At December 31, 2005, there were 536 producing wells in units under waterflood. The field has a long history of production increases in response to waterflood activities. Newfield’s considerable experience has been that the responses have consistently behaved as forecasted. While not every 40-acre pattern has responded as of December 31, 2005, there has been significant response throughout various Monument Butte units.

Each of Newfield’s waterflood units has multiple patterns with production responses within and/or adjacent to the unit. If Newfield has not yet seen a response to water injection after completion of all capital activity, Newfield includes the forecasted production response as proved developed non-producing reserves. After review with third party professional petroleum engineering consultants, Newfield understands the industry has generally included the “response component” of patterns that have not yet exhibited response, but with respect to which all development capital costs have been incurred, as proved developed non-producing reserves when there are a number of analogs of existing positive responses in the field. Newfield does not believe that the SEC definition of proved undeveloped reserves clearly states that a portion of the reserves attributable to these patterns should be classified as proved undeveloped when the wells have been drilled, all capital costs have been incurred and “development” is complete. Based on the forgoing, Newfield believes its proved developed classification is correct.

United States Securities and Exchange Commission

April 26, 2007
     If you have any questions with respect to the foregoing, please call the undersigned at (713) 751—3207.

Very truly yours, KING & SPALDING LLP
By:	/s/ James H. Wilson
James H. Wilson

c: Ronald Winfrey

Exhibit A
Acknowledgement of Newfield
[Newfield Exploration Company Letterhead]
April 26, 2007
VIA EDGAR AND HAND DELIVERY
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 7010
100 F Street, NE
Washington, D.C. 20549-7010
Attention: Mr. H. Roger Schwall

Re:	Newfield Exploration Company (“Newfield”)
 Form 10-K for Fiscal Year Ended December 31, 2005
 Filed March 3, 2006
 Form 10-K for Fiscal Year Ended December 31, 2006
 Filed March 1, 2007
 File No. 1-12534
 Supplemental Reponses dated January 16, 2007,
February 2, 2007 and February 16, 2007
Ladies and Gentlemen:
     In connection with responding to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above referenced filing set forth in a letter dated March 30, 2007, Newfield Exploration Company acknowledges that:
•	Newfield is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	Newfield may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, NEWFIELD EXPLORATION COMPANY
By:	/s/ Terry W. Rathert
Terry W. Rathert
Senior Vice President, Chief Financial Officer and Secretary

A-1